Abbey Capital

[redacted]

08000848

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

11th February 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period January 1st to January 31st, 2008.

- Monthly Performance Report for January.
- Daily NAV's for ACL Alternative Fund for January.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

RECEIVED
2008 FEB 19 P 1:30

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update January 2008 **+4.1%, +4.1% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was up +4.1% in January, as trading in a diverse range of market sectors provided gains in a month that saw large equity market losses and volatility.

Weak US economic data reinforced recessionary concerns, with the Federal Reserve reacting by cutting 1.25% from its target and discount rates on the month. Net short exposure to equity indices proved profitable as global markets fell sharply in the context of mounting recessionary fears. The USD weakened across the board on the change in interest rate differentials, resulting in gains for short USD exposure. Long exposure to the financials, precious metals, softs and grains sectors all contributed to the positive performance.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	-	-	-	-	-	-	-	-	-	-	-	4.1%

Figure for January 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Equity
Global equity markets finished sharply lower on the month as increased recessionary fears and concerns over the stability of corporate debt saw some indices decline over -20% from their previous highs. The S&P 500 finished with a loss of -6.1%, erasing its gains for 2007 while recording its worst start to a year since 1990. European markets suffered greater losses as turmoil at the French bank Société Générale added to market fears. The DAX declined -15.1%, while the FTSE closed down -8.9%. In Asia, the Nikkei 225 lost -11.2%, with the stronger JPY weighing on stocks.

FX
The substantial cut in US interest rates led to a sharp weakening of the USD, touching a low of 1.4922 against the EUR as it lost its interest rate advantage over the European currency. The JPY strengthened towards a three-year high against the USD at 104.98, rallying +4.8% to record its biggest monthly advance since 2001. The CAD closed flat against the USD in choppy trading, initially weakening on signs of a slowing Canadian economy, before strengthening into month-end as the Fed rate cuts increased its interest rate differentials.

Financials
Fixed-income prices closed higher in January as the decline in equity markets and lower US interest rates boosted demand for sovereign debt. The yield on the US Treasury ten-year note fell 37 basis points to finish the month at 3.959%, marking its largest January gain in twenty years.

Energy
Evidence of a slowing US economy saw crude oil prices close lower at $91 after reaching a monthly low below $86 a barrel on the prospect of falling demand for energy products. Natural gas finished slightly higher in erratic trading, with forecasts of colder weather and a drop in US supplies helping overshadow speculation that a recession may ease demand.

Performance Analysis

(as at 31st January 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	126.2%	89.2%
Annualised ROR	12.1%	11.0%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.0%	13.8%
Volatility from Nov 2003	12.3%	12.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Continued overleaf..

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Agriculture and Metals
Grains and softs prices finished higher with some of the month's gains eroded by expectations that an economic downturn will dampen demand for biofuels. Earlier in the month, Soybeans rose to a record high of $13 a bushel, while cocoa prices reached a five-year high as a weaker USD boosted demand for the contract.

Trading Style Analysis
Twelve of the twenty managers in the ACL Alternative portfolio were positive on the month, with long-term trendfollowing capturing the strong trends in the precious metals, financials and agricultural commodities sectors. The increased volatility in equity markets provided profitable trading opportunities for the short-term strategies, with gains also coming in financial and FX markets. Value and macro trading was flat on the month, while FX strategies profited from the EUR to record a positive performance.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to January 08*


$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,262

** Figure for January 08 is estimated**
* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

Correlation Table
(Monthly Returns from December-2000 to January-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: January 08*


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

The above graph shows gross figures, excluding interest

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alt Fund USD Share Class A	January 2002	189.21	ACLALTF BH	3122967
ACL Alt Fund Euro Share Class A	July 2004	134.01	ACLALTE BH	N/A
ACL Alt Fund USD Share Class B	July 2006	115.37	ACLALTB BH	N/A
ACL Alt Fund GBP Share Class B	January 2006	119.57	ACLALTG BH	N/A

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Jan-08

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
31-Dec-07	181.68
2-Jan-08	185.28
3-Jan-08	185.78
4-Jan-08	186.42
7-Jan-08	184.34
8-Jan-08	185.70
9-Jan-08	185.24
10-Jan-08	185.80
11-Jan-08	187.95
14-Jan-08	189.38
15-Jan-08	189.03
16-Jan-08	186.23
17-Jan-08	186.67
18-Jan-08	186.70
21-Jan-08	187.45
22-Jan-08	187.81
23-Jan-08	187.56
24-Jan-08	186.46
25-Jan-08	187.46
28-Jan-08	189.56
29-Jan-08	187.46
30-Jan-08	188.36
31-Jan-08	189.21

END